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                                                                     Exhibit 3.1

                        AMENDED ARTICLES OF INCORPORATION
                               COPA HOLDINGS, S.A.

FIRST: (Name) The name of the Corporation is COPA HOLDINGS, S.A.

SECOND: (Purpose) The Corporation shall be principally engaged in investment in airlines and aviation related companies and ventures. Further, the Corporation may purchase, sell, lease, mortgage, pledge, deal in or in any other manner acquire, encumber or alienate all kinds of personal and real property, real and personal rights and securities; borrow and loan monies whether secured or unsecured; enter into, execute, perform and carry out contracts of all kinds; secure, endorse or otherwise guarantee the execution and performance of all kinds of obligations; engage in any other lawful business, whether related or not to any of the purposes set forth herein and perform any of the foregoing acts as principal, or in any other representative capacity.

THIRD: (Capital) The capital of the Corporation shall be represented by EIGHTY MILLION (80,000,000.00) common shares without par value, divided into three (3) classes of Shares, to

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wit: Class A shares, Class B shares and Class C shares. The amount of shares of each class to be issued shall be determined and authorized, from time to time, by the Board of Directors, subject to special provisions regarding the issuance of Class C shares as provided herein below.

The stated capital shall be at least equal to the aggregate sum received by the Corporation for the issuance of its classes of Shares without par value, plus such amounts as may be incorporated thereto from time to time by a resolution of the Board of Directors.

Class A shares and Class B shares shall have the same rights and privileges, including the right to receive dividends, except as herein provided. Class C shares shall have only the limited voting rights as provided below, but no right to receive dividends or any other economic retribution.

CLASS A SHARES:

a) Class A Shares have no voting rights except that each Class A share shall entitle its holder to one vote at the Corporation's shareholders' meetings, together with all other voting shares, to decide on the following specific matters (collectively, "special voting rights"):

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      i.    any transformation of the Corporation into another corporate type;

      ii. any merger, consolidation or spin-off of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole;

      iii. any voluntary delisting of the Class A shares from their listing in the New York Stock Exchange;

      iv. the approval of the nomination of any Independent Director, after the first annual General Shareholders Meeting to follow the registration of these amended articles in the Panamanian Public Registry, as defined below;

      v.    any change of corporate purpose; and

      vi. any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

b) In the event that Class B shares ever represent fewer than 10% of the total number of the Corporation's shares issued and outstanding, without taking into account any newly issued shares sold with the approval of the Independent Directors Committee pursuant to Article Nine below, the Class A shareholders will, as of such time, be entitled to one vote per Class A share on all matters subject to a vote by

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Shareholders at the Corporation's shareholders' meetings (hereinafter the
"Voting Event"), provided the Independent Directors Committee, as defined in these Articles, shall have determined, on the basis of advice from a reputable external aeronautical counsel, that such greater voting rights would not be reasonably likely to cause the legal ability of the Corporation and its Panamanian subsidiaries to engage in the aviation business or to exercise their international route rights to be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Corporation and its subsidiaries taken as a whole (any such revocation, suspension or inhibition, an "Adverse Event"). If the Independent Directors Committee fails to make such a determination, then the right of the Class A shareholder to vote on the additional matters described in letter (b) above will be delayed until such time as the Independent Directors shall have determined that such acquisition of voting rights would not be reasonably likely to cause an Adverse Event to occur.

c) Class A shares are freely transferable, in accordance with the procedures adopted, from time to time, by the Board of Directors.

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CLASS B SHARES:

      a) Class B shares shall have the right to vote, in all decisions, at one vote per share.

      b) Class B shares may only be held by Panamanian Nationals (as defined below). Upon any request for transfer of Class B shares, transferees must attest their Panamanian nationality to the Corporation's Registrar in the form of a statement as set forth in (c) below. In the absence of said attestation, shares shall be converted automatically, without any further action by the Board of Directors, into Class A shares prior to their transfer. A holder of Class B shares that intends to transfer such holder's shares must give at least ten days' notice to the Board of Directors prior to any such transfer that would result in the Class B shares representing fewer than 10% of the Corporation's total outstanding share capital. The Independent Directors Committee may direct the Registrar to refuse to register a proposed transfer of Class B shares to a non-Panamanian National that would cause the Class B shares to represent fewer than 10% of the total number of shares issued and outstanding, without taking into account any newly issued shares sold with the approval of the Independent Directors Committee pursuant to Article Nine below, if the Committee

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            reasonably concludes, on the basis of advice from a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause an Adverse Event.

      c) Any proposed transfer of a Class B share must be accompanied by a statement from the proposed transferee in the following form:
            "[Transferee] hereby certifies that [transferee] is a Panamanian national for purposes of Article 79 of Law No. 21 of January 29, 2003 of the Republic of Panama."

CLASS C SHARES:

      a) Class C shares shall only be issued pro rata to, and owned by Panamanian Nationals that are holders of Class B shares registered as shareholders of the Corporation two_days prior to the issuance of the Class C Shares.

      b) The issuance of Class C shares shall be authorized by the Board of Directors, when and only if the Independent Directors Committee determines that:

            (i) Class B shares represent fewer than 10% of the total number of shares issued and outstanding of the Corporation, without taking into account any newly issued shares sold with the approval of the

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                  Independent Directors Committee pursuant to Article Nine
                  below; and

            (ii) without such issuance, the Corporation's legal ability or that of its Panamanian subsidiaries to engage in the aviation business or to exercise its international route rights is reasonably likely to be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Corporation and its subsidiaries taken as a whole, in each case as a result of non-Panamanian ownership.

      c) Class C shares shall have the voting rights determined by the Independent Directors Committee, after consultation with a reputable external aeronautical counsel, as such Committee deems necessary to ensure the effective control of the Corporation by Panamanian Nationals, determined for purposes of Article 79 of Law no. 21 of January 29, 2003, or any successor statute, as they may be interpreted from time to time ("Panamanian Nationals").

      d) Class C shares shall have no right to receive dividends or any other economic rights and will not be transferable except to Class B shareholders.

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      The Class C shares shall be redeemed by the Corporation, at their stated
      value, at the earliest time as the Independent Directors Committee determines that the Corporation's legal ability, or that of its Panamanian subsidiaries, to engage in the aviation business or to exercise its international route rights would not be reasonably likely to be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Corporation and its subsidiaries taken as a whole upon the redemption of the Class C shares.

Unless otherwise determined by the Board of Directors, the stock certificates shall be signed by the President, jointly with the Treasurer or the Secretary. Such certificates shall be issued in registered form.

FOURTH: (Process and Restrictions on the Transfer of Shares):

There will be separate registers for Class A, Class B and Class C shares. The Class A stock registry shall be kept by the Secretary or at the office of one or more transfer agents, as determined from time to time by the Board of Directors. The Class B and Class C stock registries shall each be held in a special purpose Stock Registry Book in the Republic of Panama.

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The Board of Directors may approve the procedures it deems appropriate in order to regulate approval, annotation and recordation of Class B shares, and the Independent Directors Committee may approve the procedures it deems appropriate in order to regulate approval, annotation and recordation of Class C shares.

The Board of Directors can refuse to register a transfer of stock only if such transfer would violate any provision of these Articles.

Shareholders will have no pre-emptive rights on the issuance of new shares of any class.

FIFTH: (Domicile) The domicile of the Corporation shall be in the city of Panama, Republic of Panama.

SIXTH: (Duration) The Corporation shall be of perpetual duration, but it may be dissolved in accordance with the Law.

SEVENTH: (Shareholders Meetings) The General Shareholder's meeting constitutes the supreme power of the Corporation.

      General Shareholders Meetings, whether ordinary or

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extraordinary, shall be held in the Republic of Panama, unless the Board of
Directors shall provide for such meetings to be held elsewhere. In all General Shareholders Meetings, the Shareholders may be counted as present and may vote either by way of their legal representatives or by way of proxies appointed by public or private document, with or without the power of substitution.

Ordinary Meetings: Unless the Board of Directors shall otherwise provide, a General Meeting of Shareholders shall be held each year, in the city of Panama, Republic of Panama, within the first five (5) months of the fiscal year.

The following matters may be dealt with at such General Meeting of Shareholders:

      a) Election of Directors, subject to nominations by the Nominating Committee, as herein below established.

      b) Any other matter included in the notice thereof or duly brought before the meeting by any stockholders holding at least five per cent (5%) of the issued and outstanding shares of the Corporation with full voting rights to vote on all decisions submitted to the approval of shareholders at the Corporation's shareholders' meetings,

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            provided the proposal is submitted at least forty-five (45) days prior to the meeting.

Extraordinary Meetings: Extraordinary Meetings of Shareholders shall be called by the Board of Directors whenever they deem it appropriate. Furthermore, an Extraordinary General Meeting of Shareholders must be called by the Board of Directors or the Chairman whenever so requested in writing by one or more Shareholders representing at least five per cent (5%) of all Shares issued and outstanding with full voting rights to vote on all decisions submitted to the approval of shareholders at the Corporation's shareholders' meetings, except for those matters requiring Special Voting Rights, in which case five per cent (5%) of all issued and outstanding shares may request such meeting. Only such matters as may have been included in the notice thereof may be dealt with at the Extraordinary General Meeting of Shareholders.

Quorum and Voting: At any General Meeting of Shareholders as originally called, the presence (by proxy or legal representative) of the holders of 50% of the Shares issued and outstanding entitled to vote with respect to actions to be considered at such meeting shall constitute a quorum. In a subsequent call, which may occur on the same day immediately

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after the first call, if so provided in the notice for such meeting, a quorum shall consist of the number of Shareholders present or duly represented at the meeting.

Unless otherwise provided for in these Articles, all resolutions of a General or Extraordinary Meeting of Shareholders shall be adopted by the affirmative vote of a Stockholder or Shareholders representing one-half plus one (1) of total number of votes of those shares entitled to vote at such meeting and present or duly represented at such meeting.

Notices: All notices for Shareholders meetings shall be sent in writing to all Shareholders of record entitled to vote at such meeting, and shall be published in at least one (1) national newspaper in the Republic of Panama and (1) national newspaper widely read in New York City, in each case at least thirty
(30) days prior to the Shareholders meeting.

Proxy Representation: Until a Voting Event shall have occurred, by holding Class A shares, all Class A Shareholders grant a general proxy to the Chairman of the Corporation or any person designated by said Chairman to represent them and vote their shares on their behalf, in his or her sole and absolute discretion, in any and all Ordinary and Extraordinary Meetings

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of Shareholders, provided (i) due notice of said meeting was published in accordance with the preceding paragraph of these Articles and (ii) no specific proxies expressly revoking or replacing said general proxy shall have been received by the Chairman of the Corporation at the address stated in each Notice, at least ten (10) days prior to said meeting.

NINTH: (Board of Directors) The Board of Directors shall initially consist of eleven (11) members.

Independent Directors: Directors that meet the criteria established by the rules of the New York Stock Exchange (NYSE) and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") shall be considered Independent Directors.

Election of Directors: All directors will be nominated by the Nominating Committee. Directors and Committee members will be elected for periods of two years each, to be elected in two classes with each terms expiring in alternate years.

      After the Voting Event has occurred, the current directors shall call an Extraordinary General Meeting of Shareholders

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within ninety (90) days of such Voting Event at which the shareholders will elect new directors from the persons proposed by the Nominating Committee. At such time as the directors are elected at such Extraordinary General Meeting, the term of all of then current directors will expire.

Powers: The business and affairs of the Corporation shall be managed and controlled by the Board of Directors in a manner consistent with these Articles, and the Board of Directors shall exercise all the powers of the Corporation, except such as the Law or these Articles may specifically reserve to any Committee or the Shareholders. Consequently, the Board of Directors may, subject to the foregoing restrictions, grant in trust, pledge, mortgage or in whatever form encumber the corporate property, as well as, grant all kind of guaranties to secure the performance of its obligations and the obligations of subsidiaries and affiliates, and sell, exchange, or in any way dispose of the assets thereof.

Committees: The Corporation shall have the following Committees formed by members of the Board of Directors:

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Independent Directors Committee: An Independent Directors Committee shall consist of all of the Independent Directors of the Board of Directors. Not fewer than three (3) members of the Board of Directors shall be Independent Directors at all times, except (i) for any period following the death, resignation or removal of any Independent Director or determination by the Board of Directors that a director is no longer an Independent Director as defined above if, at any such time, there are only three (3) or fewer Independent Directors, until a replacement Independent Director is appointed or elected at or prior to the next succeeding meeting of shareholders, and (ii) for the period, not in excess of one (1) year, following the adoption of these Amended Articles and prior to the first date on which there are three (3) Independent Directors on the Board of Directors. All decisions of the Independent Directors Committee shall be made by a majority of the Independent Directors.

The Independent Directors Committee will have the following powers:

      a) to approve any transactions in excess of $5 million between the Corporation and its controlling shareholders;

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      b) to approve the issuance of new shares that will be excluded in determining the 10% threshold described in Article Three above;

      c) to authorize the issuance of additional Class B shares or Class C shares, in the event the Committee determines that there has been an Adverse Event as a result of non-Panamanian ownership. Any issuance of additional Class B shares according to this provision, shall be issued at a price determined by the Independent Directors to reflect the current market value of such shares; and

      d) any other powers expressly delegated by the Board of Directors.

The powers described in (a) and (b) above shall revert to the Board of Directors after a Voting Event.

Nominating Committee ("Nominating Committee"): A nominating committee shall be formed by three (3) members of the Board of Directors, one of which shall be a member of the Independent Directors Committee. The Nominating Committee shall have the responsibility to nominate, for consideration of the Shareholders entitled to vote, members to be elected to the Board of Directors. Until directors have been elected at an

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Extraordinary General Meeting of Shareholders called as a result of a Voting
Event and during any time the Class C shares are outstanding, the nominations by the Nominating Committee of Independent Directors are subject to the right of the Class A holders to participate in an Extraordinary General Meeting of Shareholders to approve such nominations.

The Board of Directors may create additional Committees of the Board of Directors as it may deem convenient or necessary.

Notices: Meetings of the Board of Directors shall be held at least quarterly. Unless a majority of Directors otherwise agrees, meetings of the Board of Directors shall be held in Panama. Unless every Director otherwise agrees to waive such requirement, notice in writing of any meeting of the Board of Directors must be received by each Director no less than ten (10) calendar days prior to the date such meeting is to occur, and no action may be taken at any meeting of the Board of Directors to amend, revoke or in any way modify or exercise the powers granted to the Independent Directors Committee unless such action is identified in the notice for such meeting. Any such action to amend, revoke or in any way modify or exercise the powers granted to the Independent Directors Committee shall only be included or identified in such notice upon the written

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recommendation of the Independent Directors Committee. All notices in writing shall be delivered to all Directors, by fax or e-mail. The directors may also elect to hold meetings by telephone, teleconferencing or any other accepted telecommunications means.

Quorum and Voting: With the exception of quorum for purposes of amending, revoking or in any way modifying the powers granted to the Independent Directors Committee, the presence or participation in person, electronically or by telephone of a majority of the Directors at the meeting of the Board of Directors or of the members of a Committee shall constitute a quorum. A Director may be represented by another Director holding his or her valid proxy at a meeting of Board of Directors or of a Committee. Resolutions of the Board of Directors or of a Committee shall be adopted by the affirmative vote of a majority of the Directors present or duly represented, unless otherwise contained in these articles.

      A quorum of ten (10) directors shall be necessary in any meeting called for the purpose of amending, revoking or in any way modifying or exercising the powers granted to the Independent Directors Committee.

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Removal: Directors may be removed by a majority vote of Shareholders with full rights to vote on all decisions submitted to the approval of shareholders at the Corporation's shareholders' meetings. In addition, any Director may resign at any time by giving written notice to the Secretary of the Board of Directors and registering such notice with the Public Registry in Panama. Such resignation shall take effect on the date shown on or specified in such notice or, if such notice is not dated, at the date of the receipt of such notice by the Secretary of the Board of Directors. No acceptance of such resignation shall be necessary to make it effective.

Vacancies: If the position of a Director of the Corporation becomes vacant for any reason (including dismissal), the Nominating Committee shall vote to elect a replacement who shall serve until such time as a Meeting of Shareholders shall be convened to elect a new Director. If, as a result of any vacancy, there are fewer than three (3) Independent Directors on the Board of Directors, then such vacancy shall be filled by an Independent Director.

TENTH: (Officers) The officers of the Corporation, who shall be appointed by the Board of Directors, shall be a Chairman, a Treasurer and a Secretary. There will also be a Chief Executive

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Officer and Chief Financial Officer. Likewise, the Board of Directors may elect one or more Vice Chairmen, Assistant Treasurers or Assistant Secretaries, as well as those agents and employees as it may deem convenient. Any person may hold more than one office. In order to be an officer, a person need not be a Director. The power of the officers and their authority to represent the Corporation and act on behalf shall be fixed by the Board of Directors.

ELEVENTH: (Legal Representative) Unless the Board of Directors shall otherwise provide, the Chairman shall be the legal representative of the Corporation. In his absence, the legal representative of the Corporation shall be the Chief Executive Officer, the Vice-President, the Treasurer or the Secretary. To that effect, the statement of the officer assuming such legal representation shall suffice to prove before third parties the circumstances that entitle him to act as such.

TWELFTH: (Interested party transactions) The contracts or other transactions between this and any other corporation shall not be void or voidable by the mere fact that one or more of the Directors or Officers of this Corporation are interested in, or are Directors or Officers of the other corporation, nor the mere fact that one or more of the Directors or Officers of this

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Corporation, singly or jointly, or in association with third parties, are a party or parties to or are interested in such contracts or transactions; provided that such contract or transaction has been approved by a majority of the Directors who are not so interested, and the interest of the interested Director(s) was disclosed to the Board of Directors prior to such approval.

THIRTEENTH: (Indemnification of Directors and Officers) Subject to the provisions of and so far as may be permitted by the Law, every Director or Officer of the Corporation shall be entitled to be indemnified by the Corporation against all costs, charges, loses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto, including any liability incurred by him in defending any proceeding which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Corporation and in which judgment is rendered in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute/regulation for relief from liability in respect of any such act or omission in which relief is granted to him by a Court of Law or similar tribunal.

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FOURTEENTH: (Transfer of Control) The Board of Directors shall refuse to register any transfer of Class B shares pursuant to which any shareholder that at the time of approval of these Articles holds more than 50% of the Class B shares proposes to sell Class B shares, at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days, to any third party unrelated to such transferring shareholder (a "Control Transferee") that, immediately after giving effect to such transfer, would have the right to elect a majority of the Board of Directors and direct the management and policies of the Corporation, unless the Control Transferee agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Shares (other than any Class C shares) at a price per Share equal to the price per Share paid for the Class B shares sold to the Control Transferee.

FIFTEENTH: (Amendment) These Articles may be amended only by action of the Shareholders pursuant to Article Seven hereof. The Board of Directors shall have no authority to amend or revise these Articles.

TRANSITORY PROVISIONS:

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a) Directors: The names and addresses of the Directors are:

Group 1

Pedro Heilbron, Osvaldo Heilbron and Ricardo Alberto Arias with domicile at Avenida Principal y Avenida de la Rotonda, Urbanizacion Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama Mark Erwin, with domicile at 1600 Smith Street, HQSLG, Houston, TX 77002, United States of America and Roberto Artavia, with domicile at

Group 2

Stanley Motta, Jaime Alberto Arias and Alberto C. Motta, Jr., with domicile at Avenida Principal y Avenida de la Rotonda, Urbanizacion Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama George Mason, with domicile at 1600 Smith Street, HQSLG, Houston, TX 77002, United States of America And Jose Castaneda, with domicile at

The members of the Board designated in Group 1 will serve for a term which will expire on the date of the first annual General Shareholders' Meeting held after the registration of these amended articles with the Panamanian Public Registry, and members of the Board designated in Group 2 will serve for a term which will expire on the date of the second annual General Shareholders' Meeting held after the registration of these


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amended articles with the Panamanian Public Registry. Vacant position/appointment of the initial 11th director: The initial 11th director will be treated as a vacancy, as provided for in these articles. Thus, he will be appointed by the Nominating Committee and will serve until such time as a Meeting of Shareholders shall be convened to elect the same. b) Officers: The Officers are:

Stanley Motta       - Chairman
Jaime Alberto Arias - Secretary
                    - Treasurer
                    - Vice Chairman
Pedro Heilbron      - Chief Executive Officer (also known as Chief Executive
                      President)
Victor Vial         - Chief Financial Officer

Registered Agent: The Registered Agent of the Corporation in the Republic of Panama, until the Board of Directors shall otherwise provide, shall be the law firm GALINDO, ARIAS & LOPEZ with offices at Ave Federico Boyd and 51st Street, Scotia Plaza, 11th Floor, Panama City, Republic of Panama.

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